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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                            MICRO THERAPEUTICS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    59500W100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                             Steven J. Gartner, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000
                               September 30, 2002
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 12 Pages

                                 SCHEDULE 13D/A

-------------------                                           ------------------
CUSIP No. 59500W100                                           Page 2 of 12 pages
-------------------                                           ------------------

------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

              Micro Investment, LLC
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (See Instructions)                                         (a) [ ]
                                                                         (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS (See Instructions)

              WC
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
----------------------- ----------- --------------------------------------------
                            7       SOLE VOTING POWER

                                    0
                        ----------- --------------------------------------------
NUMBER OF                   8       SHARED VOTING POWER
SHARES
BENEFICIALLY                        14,075,223
OWNED BY EACH           ----------- --------------------------------------------
REPORTING                   9       SOLE DISPOSITIVE POWER
PERSON WITH
                                    0
                        ----------- --------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                    14,075,223
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              14,075,223
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)                                      [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              57.6%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              OO
------------- ------------------------------------------------------------------

                                 SCHEDULE 13D/A

-------------------                                           ------------------
CUSIP No. 59500W100                                           Page 3 of 12 pages
-------------------                                           ------------------

------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

              Warburg, Pincus Equity Partners, L.P.           I.R.S. #13-3986317
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (See Instructions)                                         (a) [ ]
                                                                         (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS (See Instructions)

              WC
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
----------------------- ----------- --------------------------------------------
                            7       SOLE VOTING POWER

                                    0
                        ----------- --------------------------------------------
NUMBER OF                   8       SHARED VOTING POWER
SHARES
BENEFICIALLY                        12,714,883
OWNED BY EACH           ----------- --------------------------------------------
REPORTING                   9       SOLE DISPOSITIVE POWER
PERSON WITH
                                    0
                        ----------- --------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                    12,714,883
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              12,714,883
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)                                      [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              52.0%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              PN
------------- ------------------------------------------------------------------

                                 SCHEDULE 13D/A

-------------------                                           ------------------
CUSIP No. 59500W100                                           Page 4 of 12 pages
-------------------                                           ------------------

------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

              Warburg, Pincus & Co.                           I.R.S. #13-6358475
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (See Instructions)                                         (a) [ ]
                                                                         (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS (See Instructions)

              WC
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
----------------------- ----------- --------------------------------------------
                            7       SOLE VOTING POWER

                                    0
                        ----------- --------------------------------------------
NUMBER OF                   8       SHARED VOTING POWER
SHARES
BENEFICIALLY                        12,714,883
OWNED BY EACH           ----------- --------------------------------------------
REPORTING                   9       SOLE DISPOSITIVE POWER
PERSON WITH
                                    0
                        ----------- --------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                    12,714,883
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              12,714,883
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)                                      [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              52.0%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              PN
------------- ------------------------------------------------------------------

                                 SCHEDULE 13D/A

-------------------                                           ------------------
CUSIP No. 59500W100                                           Page 5 of 12 pages
-------------------                                           ------------------

------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

              Warburg Pincus LLC                              I.R.S. #13-3536050
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (See Instructions)                                         (a) [ ]
                                                                         (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS (See Instructions)

              WC
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
----------------------- ----------- --------------------------------------------
                            7       SOLE VOTING POWER

                                    0
                        ----------- --------------------------------------------
NUMBER OF                   8       SHARED VOTING POWER
SHARES
BENEFICIALLY                        12,714,883
OWNED BY EACH           ----------- --------------------------------------------
REPORTING                   9       SOLE DISPOSITIVE POWER
PERSON WITH
                                    0
                        ----------- --------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                    12,714,883
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              12,714,883
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)                                      [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              52.0%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              OO
------------- ------------------------------------------------------------------

                                 SCHEDULE 13D/A

-------------------                                           ------------------
CUSIP No. 59500W100                                           Page 6 of 12 pages
-------------------                                           ------------------

------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

              Vertical Fund I, L.P.
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (See Instructions)                                         (a) [ ]
                                                                         (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS (See Instructions)

              WC
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
----------------------- ----------- --------------------------------------------
                            7       SOLE VOTING POWER

                                    0
                        ----------- --------------------------------------------
NUMBER OF                   8       SHARED VOTING POWER
SHARES
BENEFICIALLY                        1,360,340
OWNED BY EACH           ----------- --------------------------------------------
REPORTING                   9       SOLE DISPOSITIVE POWER
PERSON WITH
                                    0
                        ----------- --------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                    1,360,340
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,360,340
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)                                      [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              5.6%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              PN
------------- ------------------------------------------------------------------

                                 SCHEDULE 13D/A

-------------------                                           ------------------
CUSIP No. 59500W100                                           Page 7 of 12 pages
-------------------                                           ------------------

------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

              Vertical Fund II, L.P.
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (See Instructions)                                         (a) [ ]
                                                                         (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS (See Instructions)

              WC
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
----------------------- ----------- --------------------------------------------
                            7       SOLE VOTING POWER

                                    0
                        ----------- --------------------------------------------
NUMBER OF                   8       SHARED VOTING POWER
SHARES
BENEFICIALLY                        1,360,340
OWNED BY EACH           ----------- --------------------------------------------
REPORTING                   9       SOLE DISPOSITIVE POWER
PERSON WITH
                                    0
                        ----------- --------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                    1,360,340
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,360,340
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)                                      [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              5.6%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              PN
------------- ------------------------------------------------------------------

     This Amendment No. 4 amends the Schedule 13D originally filed on June 4, 2001, as amended by Amendment No. 1 thereto, filed on June 21, 2001, Amendment No. 2 thereto, filed on July 27, 2001 and Amendment No. 3 thereto, filed on September 6, 2002 (the "Original 13D") on behalf of Micro Investment, LLC, a Delaware limited liability company ("Micro LLC"), Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership (together with three affiliated entities, "WPEP"), Warburg Pincus LLC, a New York limited liability company ("WP LLC"), Warburg, Pincus & Co., a New York general partnership ("WP," and together with WPEP and WP LLC, the "Warburg Pincus Reporting Persons"), Vertical Fund I, L.P., a Delaware limited partnership ("VFI"), and Vertical Fund II, L.P., a Delaware limited partnership ("VFII," and together with Micro LLC, VFI and the Warburg Pincus Reporting Persons, the "Reporting Persons").

     Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original 13D.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 of the Original 13D is hereby amended by adding the following paragraphs at the end of the discussion:

     Pursuant to the 2002 Purchase Agreement, Micro LLC purchased (the "2002 First Closing") 3,969,075 shares of Common Stock (the "2002 First Closing Shares") at a price of $2.083 per share, with the purchase price paid in cash at the 2002 First Closing, which occurred on September 30, 2002.

     The total amount of funds required to purchase the 2002 First Closing Shares pursuant to the 2002 Purchase Agreement was approximately $8.3 million, and was


                               Page 8 of 12 pages
furnished from the working capital of Micro LLC. No additional funds were required to acquire beneficial ownership of the 2002 First Closing Shares.

     Pursuant to the 2002 Purchase Agreement and subject to the fulfillment of certain conditions, Micro LLC has agreed to acquire 10,123,181 additional shares of Common Stock (the "2002 Second Closing Shares") in a subsequent closing at a price of $2.083 per share. Micro LLC estimates that the total amount of funds that will be required to purchase the 2002 Second Closing Shares will be approximately $21.1 million, for an anticipated aggregate of $29.4 million for the purchase of all 2002 Shares. The funds for the purchase of the 2002 Second Closing Shares will be furnished from the working capital of Micro LLC.

Item 5. Interest in Securities of the Issuer.

     Items 5(a), (b) and (c) of the Original 13D are hereby amended in their entirety to read as follows:

     (a) As of September 30, 2002, Micro LLC may be deemed to beneficially own 14,075,223 shares of Common Stock, representing 57.6% of the outstanding Common Stock, based on the 24,440,318 shares of Common Stock outstanding as of such date, as represented by the Company to the Reporting Persons. By reason of their respective relationships with Micro LLC and each other, each of the Warburg Reporting Persons may be deemed under Rule 13d-3 under the Exchange Act to own beneficially 12,714,883 shares of Common Stock, representing approximately 52.0% of the outstanding Common Stock at the time of this amendment. By reason of their respective relationships with Micro LLC and each other, each of VFI and VFII may be deemed under Rule 13d-3 under the Exchange Act to own beneficially 1,360,340 shares of


                               Page 9 of 12 pages

Common Stock, representing approximately 5.6% of the outstanding Common Stock at the time of this amendment.

     As described in Item 3, pursuant to the 2002 Purchase Agreement and subject to the fulfillment of certain conditions, Micro LLC has agreed to acquire the 2002 Second Closing Shares.

     (b) Micro LLC shares the power to vote or to direct the vote and to dispose or to direct the disposition of the 14,075,223 shares of Common Stock it may be deemed to beneficially own. Each of the Warburg Reporting Persons shares with Micro LLC the power to vote or to direct the vote and to dispose or to direct the disposition of the 12,714,883 shares of Common Stock it may be deemed to beneficially own. Each of VFI and VFII shares with Micro LLC the power to vote or to direct the vote and to dispose or to direct the disposition of the 1,360,340 shares of Common Stock it may be deemed to beneficially own.

     The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

     (c) Other than the execution of the 2002 Purchase Agreement and the acquisition of the 2002 First Closing Shares, no transactions in the Common Stock were effected during the last sixty days by the Reporting Persons or any of the persons set forth on Schedule I or in Item 2(d) hereto.


                              Page 10 of 12 pages

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2002                  MICRO INVESTMENT, LLC

                                        By: Warburg, Pincus Equity Partners,
                                            L.P., Managing Member

                                        By: Warburg, Pincus & Co.,
                                            General Partner

                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                            Name:  Scott A. Arenare
                                            Title: Attorney-in-Fact


Dated: October 2, 2002                  WARBURG, PINCUS EQUITY PARTNERS, L.P.

                                        By: Warburg, Pincus & Co.,
                                            General Partner

                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                            Name:  Scott A. Arenare
                                            Title: Attorney-in-Fact


Dated: October 2, 2002                  WARBURG, PINCUS & CO.


                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                            Name:  Scott A. Arenare
                                            Title: Attorney-in-Fact


Dated: October 2, 2002                  WARBURG PINCUS LLC


                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                            Name:  Scott A. Arenare
                                            Title: Attorney-in-Fact


                              Page 11 of 12 pages

Dated: October 2, 2002                  VERTICAL FUND I, L.P.

                                        By: The Vertical Group, L.P.,
                                            General Partner

                                        By: /s/ John E. Runnells
                                            ------------------------------
                                            Name:  John E. Runnells
                                            Title: General Partner


Dated: October 2, 2002                  VERTICAL FUND II, L.P.

                                        By: The Vertical Group, L.P.,
                                            General Partner

                                        By: /s/ John E. Runnells
                                            ------------------------------
                                            Name:  John E. Runnells
                                            Title: General Partner


                              Page 12 of 12 pages